U. S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549

                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.
                (Name of small business issuer in its charter)


      British Columbia, Canada                                75-2712845
  (State or other jurisdiction of                           (IRS Employer
   incorporation or organization)                            I. D. Number)

 1304 Avenue L, Cisco, Texas                                    76437
(Address of principal executive offices)                      (Zip Code)

               Issuer's telephone number, including area code:
                                (254) 442-2658

      Securities to be registered pursuant to Section 12(b) of the Act:
                                     None

      Securities to be registered pursuant to Section 12(g) of the Act:

                 Title of Class - Common Stock,  No Par Value

                                    PART I

ITEM 1.  DESCRIPTION OF BUSINESS

(A)   BUSINESS DEVELOPMENT

Australian-Canadian Oil Royalties Ltd. ("ACOR" or "the Company") was incorporated in British Columbia, Canada, in April of 1997. The Company was organized to purchase, hold and sell producing and non-producing oil and gas royalty interests in Australia, Canada and the United States. Since its organization, ACOR has acquired overriding royalty interests under fourteen concessions covering 28,572,609 gross surface acres in Australia. Five of the properties where ACOR holds ORRI are producing oil or gas or production has recently been discovered, and the Company is currently receiving revenues from two of these ORRI. The Company maintains an active role in the oil and gas industry as a passive investor in producing and non-producing oil and gas royalty interests in Australia, Canada, and the United States.

The Company plans to further develop its business by forming consortiums of oil and gas entities with the requisite financial strength to apply for Australian oil and gas concessions requiring certain financial requirements for exploration and drilling activities.

Since its organization in 1997, the Company has not been involved in any bankruptcy, receivership, or similar proceeding and has undergone no material reclassification, merger, or consolidation.

The Company plans an initial public offering of four hundred units of 5,000 shares each for $2,500 per unit for a total offering of $1,000,000 (2,000,000 shares). After legal, accounting, organization, printing and syndication expenses, the estimated proceeds to the Company if all shares are sold are expected to be $800,000. ACOR plans to use these proceeds to acquire additional overriding royalty interests in oil and gas properties in Australia, the United States and Canada.

The following definitions are provided to clarify certain terms used in this report:

Authority to Prospect ("ATP") - a concession granted by the State of Queensland, Australia, which entitles its holder to an exclusive right to explore for oil and natural gas in Queensland in the particular area covered by the ATP. Each ATP has an initial term of four years. The area covered by an ATP is reduced by relinquishment of approximately one-fourth of the area at the start of the third year of its effectiveness and an additional one-fourth of the original area at the start of the fourth year of its effectiveness. The area to be relinquished is chosen by the holder of the ATP. An ATP does not require that any specific work, such as drilling or geological or geophysical work, be performed by the holder, but does require that the holder continuously prospect and expend a specified minimum sum over the term of the ATP for such prospecting efforts. Applications for renewal may be filed at the time of expiration of an ATP.

Developmental Wells - oil and gas wells drilled within the proven area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry Hole - a well found to be incapable of producing oil or gas in sufficient quantities to justify completion.

Exploratory Well - a well drilled to find and produce oil and gas in an unproved area or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir.

Gross Production - the total production of oil, gas, or natural gas liquids from a property or group of properties for any specified period of time.

MCF - thousand cubic feet of natural gas

MMCF - million cubic feet of natural gas

Net Royalty Acre - generally, a measurement of royalty or overriding royalty and the equivalent of the full customary one-eighth royalty of the gross production of revenue free and clear of exploration, drilling and production costs from one acre of land. The number of net royalty acres used in this report applies to figures as of January 16, 1998 and the number will change as relinquishments take place on the ATPs, as an ATP expires or is canceled, or any new areas are added.

Overriding Royalty Interest ("ORRI") - an interest carved out of the lessee's leasehold or working interest. The amounts payable from ORRIs are payments calculated as a percentage of either gross production or the gross revenues of the working interest (based on the wellhead price) from a concession or lease, usually free and clear of all exploration, drilling and development and production costs, except for any applicable taxes and federal levies. In calculating the wellhead price, pipeline and trucking costs have already been deducted from the refinery price. The overriding royalties discussed herein are generally expressed as a percent of the gross production.

Petroleum Exploration License ("PEL") - an oil and gas production permit issued by the South Australian State Bureau of Mines.

Producing Wells - wells capable of producing oil or gas in commercial quantities, including those wells capable of producing in commercial quantities that are shut in, or wells which are not currently producing in commercial quantities but have been commercially productive wells in the past.

Royalty - generally, a share of the production reserved by the grantor of an oil or gas lease or concession. The royalty interest is customarily free of cost or expense incident to exploration, development or production, except for production or gathering taxes.

Working Interest ("WI") - all or a fractional part of the ownership rights granted by a concession or lease. The owner of a WI or a part hereof pays all costs of exploration and is entitled to the gross production, less royalties retained by the grantor or lessor, and less ORRIs or other non-operating interests created and assigned from the WI. The owner of a WI may incur operating expenses in excess of income.

(B)   BUSINESS OF ISSUER

As a purchaser and holder of overriding royalty interests, ACOR's business is related to the principal products of oil and gas, and is dependent on various factors which are discussed following. The average sales price of oil from Australia during 1997 was $US20.55.

The acquisition, exploration, development, production and sale of oil and gas are subject to many factors that are outside the Company's control. These factors include: market prices; national and international economic conditions; import and export quotas; availability of drilling rigs, casing, pipe, and other equipment and supplies; availability of and proximity to pipelines and other transportation facilities; the supply and price of competitive fuels; and the regulation of prices, production, transportation, and marketing by domestic and foreign governmental authorities. Additionally, the Company generally has no control over whether the owner or operator of leases to which its overriding royalty interests are attributable will elect to explore for oil and gas on such properties, or to develop them following discoveries that may occur. Each of these factors may affect the rate at which oil and gas are produced on properties in which the Company has an interest or affect whether wells will be drilled on such properties, and could otherwise materially affect ACOR's earnings.

The sections which follow describe the impact of competition and governmental regulation on the Company's business, as well as the impact of foreign currency regulation and foreign taxes on earnings from oil and gas properties located outside the United States.

COMPETITION

The oil and gas industry is highly competitive in all of its phases, with competition for favorable producing royalties and overriding royalties being particularly intense. The Company believes that price, geological and geophysical skill, and familiarity with an area of operations are the primary competitive factors in the identification, selection, and acquisition of desirable leases. When attempting to purchase interests in such properties, the Company competes with independent operators and occasionally major oil companies, a number of which have substantially greater technical and financial resources than the Company.

GOVERNMENTAL REGULATION

Oil and gas operations are subject to federal, state and local laws and regulations governing waste, environmental quality, pollution control, conservation and other measures regarding environmental and ecological matters. It is impossible to predict the impact of environmental legislation and regulations on the Company's operations and earnings in the future.

The Company's operations could also be affected from time to time by other federal, state and local laws and regulations and by political developments. The domestic production and sale of oil and gas are subject to federal regulation by the Department of Energy and the Federal Energy Regulation Commission. Rates of production of oil and gas have for many years been subject to federal and state conservation laws and regulations. In addition, oil and gas operations are subject to extensive federal and state regulations concerning exploration, development, production, transportation and pricing, and even to interruption or termination by governmental authorities. Removal of import duties on oil entering the U.S. has had an adverse affect on the domestic oil industry.

In foreign countries, the Company may be subject to governmental restrictions on production, pricing and export controls. Regulations existing or imposed upon the Company or its properties at the time of their acquisition may change to an unpredictable extent. The Company will have little or no control over the change of regulations or imposition of new regulations and restrictions, expropriation or nationalization by foreign governments or the imposition of additional foreign taxes. Management believes that these actions are unlikely to be undertaken by the governments of Australia or Queensland, where all of the foreign oil and gas properties from which the Company receives royalty income are currently located.

FOREIGN CURRENCY

Due to the nature of the Company's activities in Australia, portions of the Company's operating capital may at times be held in various foreign currencies. This subjects the Company to the risk of currency fluctuations and changes in rates of conversion for different currencies. Additionally, revenues generated in foreign countries in which the Company has or may acquire interests may be subject to governmental regulations which restrict the free convertibility of such funds, and all remittances of funds out of these countries might require the approval of the applicable government's exchange control agency. In the Company's opinion, the foreign exchange control laws currently in effect in Australia do not unreasonably delay the remittance of funds generated in Australia to the United States.

FOREIGN TAXES AND UNITED STATES TAX CREDITS

As a result of its overriding royalty interests attributable to properties outside the United States, the Company is subject to the imposition of taxes by foreign governments upon the Company's income derived from such foreign jurisdictions. These taxes are of various types, with differing tax rates, and are subject to change. Generally, the Company's income from a foreign jurisdiction will be taxed in the same manner as that for other companies operating in the jurisdiction, but discriminatory taxation by a particular jurisdiction may occur. The current corporate income tax rate in Australia is 30% of net profits.

The Company's income is also subject to taxation under the United States Internal Revenue Code of 1986, as amended (the "Code"). The Code provides that a taxpayer may obtain a tax credit for certain taxes paid to a foreign country or may take a deduction for such taxes. A tax credit is generally more favorable than a deduction. However, the particular tax circumstances create differing benefits in varying situations. The tax credit applicable to particular foreign income arises when such income is included in the Company's taxable income under the provisions of the Code. There are, however, substantial restrictions and limitations on the amount of the tax credit that can actually be claimed.

EMPLOYEES

The Company employs three people who serve the Company as needed on a part-time basis.

ITEM 2.   PLAN OF OPERATION

The Company believes it can satisfy its cash requirements for the next twelve months. The Company has very few operating expenses and it is expected that operating revenues will increase during the next year. Operating revenues totaled $8,201 during 1997. This money was entirely oil and gas revenues received from the Company's overrides in Australia on ATP 299 where 58 oil wells have been completed and ATP 267 where 21 successful oil wells have been completed. The Company expects oil and gas revenues to increase from its interests in Australia because of the following: (1) eight additional wells are currently planned for drilling on ATP 299; (2) there are numerous undrilled locations in the twelve producing fields on ATP 299 waiting for drilling in the future; (3) three new wells were completed on ATP 560 during 1997 from which the Company will begin receiving revenues; (4) one gas well has been completed on ATP 543 from which the Company will begin receiving revenues; (5) the Company will begin receiving revenues from the wells on the Patchawarra SW Block upon completion of proper title transfer; and (6) the Company expects drilling programs to begin on some of its currently non-producing concessions.

The Company has no material commitments for capital expenditures during the next twelve months. However, the Company's plan of operation for the next twelve months includes an initial public offering of four hundred units of 5,000 shares each for $2,500 per unit for a total offering of $1,000,000 (2,000,000 shares). After legal, accounting, organization, printing and syndication expenses, the estimated proceeds to the Company if all shares are sold are expected to be $800,000. The Company plans to acquire additional overriding royalty interests in oil and gas leases in Australia, the United States and Canada. Such acquisitions will continue the essentially passive role of the Company as a royalty holder. In addition, in combination with affiliated and unaffiliated entities, the Company will attempt to form consortiums of oil and gas entities with the requisite financial strength to apply for Australian oil and gas working interest concessions involving financial requirements for exploration and drilling activities. The state government agencies granting concessions require such companies or consortiums to have approximately $1,000,000 in cash to perform the necessary first two years exploration activities. In less than two years, certain portions of South Australia and Queensland concessions will be relinquished to the governments of South Australia and Queensland for possible future bids. The Company intends to form a consortium for possible acquisition of some of these relinquished areas.

The Company expects no significant change in the number of employees during the next twelve months.

Disclosure Regarding Forward-Looking Statements

This Form 10-SB includes "forward-looking" statements within the meaning of
Section 27A of the Securities Act and the Company desires to take advantage of the "safe harbor" provisions thereof. Therefore, the Company is including this statement for the express purpose of availing itself of the protections of such safe harbor provisions with respect to all of such forward-looking statements. The forward-looking statements in this Form 10-SB reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from those anticipated. In the Form 10-SB, the words "anticipates," "believes, "expects," "intends," "future" and similar expressions identify forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that may arise after the date hereof. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

ITEM 3.  DESCRIPTION OF PROPERTY

ACOR holds overriding royalty interests in fourteen concessions covering 28,572,609 surface acres in the Eromanga and Cooper Basins in Australia. Five of the concessions have producing wells and nine of the concessions are currently non-producing. The Eromanga Basin encompasses the southwestern portion of the province of Queensland and the northeast corner of South Australia, and is Australia's main onshore producing oil and gas basin. The Cooper Basin is located in the northeast part of the province of South Australia. Management believes ACOR's overrides are in a prime location since some 99% of ACOR's interests form nearly continuous blocks adjoining the producing block of Santos et al. which has reserves in excess of 1,056,000,000 barrels of oil equivalent and is making $A930,000,000 worth of oil, gas and associated hydrocarbons per year (equivalent to about $700 million in U. S. dollars).

On the 28,572,609 surface acres where ACOR holds overriding royalty interests, there are giant anticlines, large faults and hundreds of seismic highs, all of which indicate possibilities of oil and gas reserves. In addition, about $30 million worth of seismic information has been completed and is available on the areas.

ACOR is currently receiving revenues from two of its overriding royalty interests - ATP 267 and ATP 299. Twenty-one successful oil wells have been completed on ATP 267 and fifty-eight successful oil wells in twelve different fields have been completed on ATP 299, thirteen of which were completed in 1997 on ATP299. The oil production rose from 1,017 barrels of oil per day in 1996 to 2,426 barrels of oil per day in 1997. With eight more wells currently planned for drilling on this concession, and numerous undrilled locations in each field, ACOR's revenues should be increasing from this overriding royalty interest during coming years as development continues.

In addition to the success on ATP 299, drilling programs were conducted during 1997 on ATP 550 and ATP 560 under which the Company holds ORRI. Three producing wells were completed on ATP 560 - the Utopia #1, Utopia #2, and Utopia #3, and four wells were dry holes. One well drilled on ATP 550 was a dry hole. Revenues to ACOR will be expected to increase when oil from these three new productive wells begins to be marketed.

Another productive concession under which ACOR holds an ORRI is ATP 543 where a successful gas well was drilled during 1996. The well had an initial potential test of 6.2 MMCFPD.

The four producing concessions described above are located in Queensland, Australia. The other producing concession under which ACOR holds an ORRI is the Patchawarra SW Block located in South Australia. This concession has a number of producing wells. Due to a title problem, the Company is not yet receiving royalty income from this concession (see Item Part II, Item 2. Legal Proceedings).

The following table sets forth the ATP number of each Australian concession in which the Company had an ORRI as of January 16, 1998 (date of the title searches on the properties), and upon which productive wells had been drilled, the percentage interest of the Company therein, the number of such wells, the gross acreage of each concession, and the net royalty acres held in each concession.

                                       Percentage
                                        of 1% of          Net
          Area &           Gross          Gross         Royalty
        No. Of Wells       Acres       Production        Acres
       267 - 21 wells     744,000        17.15%         10,208
       299 - 58 wells     592,295        05.75%          2,732
       543 -  1 well    1,545,600        25.00%         30,912
       560 -  3 wells   1,076,121        25.00%         21,523
       Patchawarra SW   1,069,717        06.25%          5,349

The following table sets forth the undeveloped acreage in which the Company had an ORRI in Australia as of January 16, 1998, the date of the title searches on the Queensland properties.

                                Percentage
                                 of 1% of       Net
                     Gross        Gross       Royalty
           Area      Acres      Production     Acres
           415      932,822       05.75%       4,295
           538    1,159,373       03.80%       3,524
           542    2,014,394       50.00%      80,825
           544    1,237,482       08.08%       8,002
           550      704,482       25.00%      14,090
           554      483,072       25.00%       9,662
           582    7,057,618       67.10%     376,405
           615    9,659,107       46.40%     358,545
           616      296,526      333.33%      79,073


The total acreage under which ACOR holds overriding royalty interests in Queensland and South Australia is 1,005,145 net royalty acres under 28,572,609 gross surface acres.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the common stock of the Company as of April 28, 1998 by each of the Company's officers and directors, each person who is known by the Company to own beneficially more than 5% of the outstanding common stock and all officers and directors of the Company as a group. The title of class is common stock, no par value.

                                     # of Shares
           Name and                 Beneficially     Percent of
    Address of Stockholder              Owned           Class
Australian Grazing & Pastoral Co.    1,008,000        25.20%
 Pty. Ltd. *
1304 Avenue L
Cisco, Texas   76437

Larry Braun                                -0-        00.00%
26 Lake Fraser Place, SE
Calgary, Alberta, T2J 3T5
Canada

Ken Campbell                               -0-        00.00%
Box 5, Site 16, SS1
Calgary, Alberta T2M 4N3
Canada

Robert Kamon                           592,000        14.80%
1304 Avenue L
Cisco, Texas   76437

William A. Randall                         -0-        00.00%
2100-1075 W. Georgia St.
Vancouver, British Columbia V6E 3G2
Canada

Ely Sakhai                           1,400,000        35.00%
10 Windsor Dr.
Old Westbury, New York   11568

All officers and directors as a      3,000,000        75.00%
 group

Mike Altamura                          200,000        05.00%
c/o Citibank
1060 Hempstead Turnpike, Franklin Sq.
New York, New York   10010

John Salemani                          800,000        20.00%
21 Windsor Dr.
Old Westbury, New York   11568

*Australian Grazing is controlled by Robert Kamon.

Note:   The stockholders identified in this table have sole voting and investment power with respect to the shares beneficially owned by them.

The owners have no rights to acquire additional shares through options, warrants, rights, or conversion privileges within the next sixty days.

Management is not aware of any current arrangements which would result in a change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS - The Board of Directors of the Company presently consists of five members. Each director is elected at the annual meeting of shareholders to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. The following table sets forth information concerning the persons currently serving as directors of the Company.
                                                         Date First
                                     Position With        Elected
             Name           Age       the Company        as Director
     Larry Braun            54        Director             1997
     Kenneth W. Campbell    68        Director             1997
     Robert Kamon           70        Director &           1997
                                       Secretary
     William A. Randall     57        Director             1997
     Ely Sakhai             46        Director &           1997
                                       President

EXECUTIVE OFFICERS - Unless otherwise specified by the Board, all executive officers are elected for a term of one year, commencing with the date of the first meeting of the Board following the annual meeting of shareholders, and serve until their successors are elected or appointed and qualified, or until their respective death, resignation, removal or disqualification. All of the Company's officers are executive officers. The following table sets forth certain information with respect to the persons currently serving as executive officers of the Company.

                                                    Date First
                                   Position With     Elected
             Name         Age      the Company      as Officer
       Robert Kamon       70       Secretary and       1997
                                    Director
       Ely Sakhai         46       President and       1997
                                    Director


There are no family relationships between any of the officers or directors of the Company.

LARRY BRAUN, Director, was president and owner of Cordoba Resources, Ltd. previous to June 1993. Between June 1993 and May 1995, he was President of Senercorp Ventures, Inc. Since May 1995, he has been a Vice President of Carpatsky Petroleum in Calgary, Alberta, Canada.

KENNETH W. CAMPBELL, Director, is a graduate of the University of Brandon (Manitoba, Canada). He is President of Solar Energy Resources, Ltd., a privately held independent Canadian oil and gas producer.

ROBERT KAMON, Director and Secretary, is a petroleum engineering graduate of the University of Texas at Austin, Texas. Mr. Kamon has been President of three NASDAQ listed companies. He is currently the President of several private companies - Australian Grazing and Pastoral Co. Pty. Ltd. since 1954, International Oil Lease Service Corp. since 1961, and Tensleep Oil and Production Inc. since 1989.

WILLIAM A. RANDALL, Director, is a graduate of the University of British Columbia and has an LLB degree from the University of British Columbia. He has been a practicing commercial attorney for the last thirty years, and is currently a partner in the Vancouver firm of Russell and DuMoulin.

ELY SAKHAI, Director and President, is a civil engineering graduate of Columbia University. He has been engaged in the art gallery business in New York City for the last fifteen years.

ITEM 6.  EXECUTIVE COMPENSATION

The executive officers of ACOR have received no salary, bonus or stock compensation since the organization of the Company. The Company has no bonus, pension, or profit sharing plans.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Three of the directors of the Company, Robert Kamon, Ken Campbell and Larry Braun, are active in the oil and gas industry personally. The activities of each could result in a conflict of interest between their other oil and gas activities and those of the Company.

Australian Grazing & Pastoral Co. Pty. Ltd., controlled by Robert Kamon, is in the business of applying for and acquiring oil and gas concessions in Australia and its activities may involve a conflict of interest with the Company.

During 1997, the Company issued stock for the package of overriding royalty interests currently owned by the Company from related parties (see Note 5. Transactions with Related Parties in the accompanying financial statements).

ITEM 8.   DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 50,000,000 shares of common stock and 50,000,000 shares of preferred stock. Currently there are 4,000,000 shares of common stock issued and outstanding, and 0 shares of preferred stock issued and outstanding.

Dividend Rights and Policy - The holders of ACOR shares are entitled to share equally, share for share, in such dividends as might be approved by the Board of Directors. The Company does not anticipate paying cash dividends in the foreseeable future. The Company intends to retain earnings to provide funds for its operations. Future dividend policy will be determined by the Board of Directors.

Voting Rights - Holders of ACOR are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders. Cumulative voting rights are not available to ACOR shareholders.

There are no British Columbia Law provisions specifically regulating takeover bids or the acquisitions of a controlling interest.

Assessment and Redemption - All ACOR shares issued will be legally issued, fully paid and non-assessable.

Purchase and Redemption Rights - Currently only one class of shares has been issued and there are no purchase or redemption rights. However, according to the Company's Articles, subject to the special rights and restrictions attached to any class of shares, the Company may, by a resolution of the Board of Directors, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class of its shares in accordance with the special rights and restrictions attached thereto.

Preemptive Rights - Holders of ACOR shares have no preemptive rights. Liability of Directors - See Part II, Item 5. Indemnification of Directors and Officers

Liquidation Rights -   Upon liquidation, dissolution or winding up of the
Company, the beneficial owners of the shares would be entitled to a pro rata share of the assets of the Company.

Preferred Shares - To date, no shares of preferred stock have been issued. The Company has reserved the right for the Board of Directors to designate preferred shares in one or more classes or series, and to create, define and attach special rights and restrictions to the preferred shares of each series. Any such series or classes of preferred stock designated by the Board in the future may effect the rights of the holders of the common stock.

                                   PART II


ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Currently there is no public trading market for the Company's common stock. There are currently 4,000,000 common shares issued and outstanding. The 4,000,000 shares are owned by five shareholders. An offering document is being filed to sell 2,000,000 common shares. Upon completion of the offering, if the maximum of 2,000,000 shares is sold, the number of shares outstanding will be 6,000,000.

The Company plans to apply for listing on the Vancouver Stock Exchange in Canada and the OTC Bulletin Board in the United States.

The Company does not anticipate the payment of cash dividends in the foreseeable future. Payment of cash dividends is within the discretion of the Company's Board of Directors and will depend on, among other factors, earnings, capital requirements and the operating and financial condition of the Company.

ITEM 2.   LEGAL PROCEEDINGS

The Company was not a party to any legal proceedings as of December 31, 1997. However, the Company is currently working with legal counsel in Australia to undertake necessary litigation to perfect its title in an overriding royalty interest in the Patchawarra Southwest Block of PEL 5 and PEL 6. The overriding royalty interest was created in June, 1971, and since that time has been assigned to six different companies with the last assignee being ACOR. The Company has determined that due to the extensive time elapsing between assignments and the failure of some intermediate assignees to properly assign title, it will be necessary to engage in litigation in order to collect past royalty payments of approximately $A42,000, and royalty payments in the future. The expected cost of litigation will be around $A25,000 in addition to any stamp duty which may be required.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

    NONE

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

    NONE

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Subject to the provisions of the Company Act, the directors shall cause the Company to indemnify a director or former director of the Company and the directors may cause the Company to indemnify a director or former director of a corporation of which the Company is or was a member and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

Subject to the provisions of the Company Act, the directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a member (notwithstanding that he is also a director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the secretary by the Company Act or these Articles and each such secretary and assistant secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

                                   PART F/S

The financial statement information for ACOR is set forth following:

       Report of Independent Certified Public Accountants
       Balance Sheet
       Statement of Operations
       Statement of Changes in Stockholders' Equity
       Statement of Cash Flows
       Notes to Financial Statements

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Australian-Canadian Oil Royalties Ltd.
Cisco, Texas

We have audited the accompanying balance sheet of Australian-Canadian Oil Royalties Ltd. as of December 31, 1997 and the related statement of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Australian-Canadian Oil Royalties Ltd. as of December 31, 1997 , and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.


 /S/ ROBERT EARLY & COMPANY, P.C.
Robert Early & Company, P.C.
Abilene, Texas

February 9, 1998

                    Australian-Canadian Oil Royalties Ltd.
                                Balance Sheet
                              December 31, 1997


                                                         1997
                              Assets
CURRENT ASSETS
   Cash                                              $  39,347
   Accounts receivable                                   1,439
   Prepaid expenses                                      2,858
                                                     ---------
         Total current assets                           43,644

PROPERTY AND EQUIPMENT
   Oil and Gas Properties                              307,976
   Accumulated Depletion                                (1,230)
                                                     ---------
         Net Property and Equipment                    306,746

OTHER ASSETS
   Organization Costs (net of accumulated
      amortization of $396)                              2,249
                                                     ---------
     TOTAL ASSETS                                    $ 352,639
                                                     =========


                Liabilities & Stockholders' Equity

LIABILITIES                                          $      -


STOCKHOLDERS' EQUITY
   Common stock, no par (50,000,000 shares
      authorized, 4,000,000 outstanding)               352,990
   Preferred stock no par (50,000,000 shares
       authorized none outstanding)                         -
   Retained earnings\(deficit)                            (154)
   Equity adjustment from foreign currency
       translation                                        (197)
                                                     ---------
       Total Stockholders' Equity                      352,639
                                                     ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 352,639
                                                     =========


[FN]
See accompanying notes and accountants report.

                    Australian-Canadian Oil Royalties Ltd.
                           Statement  of Operations
                     For the year ended December 31, 1997


                                                        1997
                                                     ---------
OPERATING REVENUES
         Oil & gas revenues                          $   8,201

OPERATING EXPENSES
         Depletion and amortization                      1,627
         Personnel costs                                 1,640
         General and administrative expenses             2,624
                                                     ---------
         Total operating expenses                        5,891
                                                     ---------
INCOME BEFORE INCOME TAXES                               2,310

Australian income taxes                                  2,464
                                                     ---------
         NET (LOSS)                                  $    (154)
                                                     =========

Net loss per weighted average share                  $   (0.00)
                                                     =========
Weighted average shares outstanding                  4,000,000
                                                     =========


[FN]
See accompanying notes and accountants report.

                    Australian-Canadian Oil Royalties Ltd.
                 Statement of Changes in Stockholders' Equity
                     For the year ended December 31, 1997

                                                                 Equity Adj.-
                                                 Accumulated       Foreign
                                Common Stock      Earnings/       Currency
                               Shares   Amount     (Deficit)     Translation

BALANCES, January 1, 1997           -   $     -    $      -        $     -
Stock issued at inception    4,000,000   300,000          -              -
Additional contributed
   capital                          -     52,990          -              -
Net income/(loss)                   -         -         (154)          (197)
                             ---------  --------   ---------       --------
BALANCES, December 31, 1997  4,000,000  $352,990   $    (154)      $   (197)
                             =========  ========   =========       ========




[FN]
See accompanying notes and accountants report.

                    Australian-Canadian Oil Royalties Ltd.
                           Statement of Cash Flows
                     For the year ended December 31, 1997

                                                               1997
                                                            --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income /(loss)                                          $   (154)
Adjustments to reconcile net income/(loss) to net cash provided by operations:

  Depletion and amortization                                   1,627
  Adjustment for foreign currency translation                   (197)
  Stock issued for expenses                                    4,217

(Increase)/decrease in accounts receivable                    (1,439)
(Increase)/decrease in prepaid expenses                       (2,858)
                                                            --------

NET CASH (USED) BY OPERATING ACTIVITIES                        1,196
                                                            --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Organization costs                                          (635)
                                                            --------
NET CASH (USED) BY INVESTING ACTIVITIES                         (635)
                                                            --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of Common Stock                                  38,786
                                                            --------

NET CASH PROVIDED BY FINANCING ACTIVITIES                     38,786
                                                            --------

   Increase/(decrease) in cash for period                     39,347

Cash, Beginning of period                                         -
                                                            --------
    Cash, End of period                                     $ 39,347
                                                            ========

Supplemental Disclosures:

    Cash payments for:
    Interest                                                $     -
    Australian income taxes                                    1,846

    Stock issued for:
    Oil & gas properties                                    $307,976



[FN]
See accompanying notes and accountants report.

                    Australian-Canadian Oil Royalties Ltd.
                        Notes to Financial Statements
                              December 31, 1997


GENERAL:

Australian-Canadian Oil Royalties Ltd. (the Company) was incorporated on April 28, 1997 in Vancouver, British Columbia, Canada. Its primary business activity is the purchase and sale of overriding royalties for long-term passive income and capital gains. The Company also engages third parties for leasing operations in various countries. At present, all of the properties held by the Company are located in Australia's main onshore oil and gas producing basin.

Australian-Canadian Oil Ryalties Ltd. is planning to make an Initial Public Offering of 30% of its outstanding shares in Canada. The Company has secured the services of a Canadian broker who will register the offering in British Columbia, Canada. In addition, the Company has secured the services of a U.S. Broker to make a market for its shares in the United States. These Financial Statements are prepared in U.S. dollars for use in connection with offering the Company's stock for sale in the United States.


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform with United States generally accepted accounting principles and to general practices within the oil and gas industry. Policies and practices which materially affect the determination of financial position, results of operations and cash flows are summarized as follows:

Property and Equipment--The Company follows the full cost method of accounting for oil and gas producing activities and, accordingly, capitalizes all costs incurred in the acquisition, exploration, and development of proved oil and gas properties, including the costs of abandoned properties, dry holes, geophysical costs, and annual rentals. Costs are recorded in cost centers on a country-by- country basis. At present, all of the Company's oil and gas properties consist of overriding royalty interests and are located in a single cost center-- Australia. In general, sales or other dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recorded.

Costs of royalty interests are amortized using the percentage method of depletion under which depletion is recorded at 15% of gross revenue.

Intangible Assets and Amortization--Intangible assets consist of organization costs. These costs, which were incurred in the formation of the Company, are being amortized over a period of 60 months on a straight-line basis. Amortization for 1997 totalled $397 and is included with depletion expense for presentation purposes.

Income Taxes--As a Canadian corporation, the Company is liable for income taxes under the laws of Canada. During 1997, which was it's initial year of operation, the Company's operations resulted in an insignificant loss. Due to the insignificant amount of the loss, no provision for Canadian taxes was recorded in 1997. Foreign income taxes are deducted as an expense when incurred. During 1997, the Company incurred Australian income taxes on oil and gas production totalling $2,464.

Earnings (Loss) Per Share--Earnings per share are based on the weighted average number of shares outstanding which was 4,000,000 during 1997.

Foreign Currency Transactions--As noted above, these statements have been prepared in U.S. dollars. However, the Company conducts transactions in Canadian, Australian and U.S. dollars. Transactions denominated in Canadian or Australian dollars are translated to equivalent U.S. dollars for recording in the financlal statements based on the currency exchange rates existing at the dates of the transactions. Ending balances of accounts which are denominated in Canadian dollars are translated to U.S. dollars based on the currency exchange rates existing at December 31, 1997. The exchange gains and losses that result from translating these amounts to U.S. dollars are accumulated and reported as a separate component of the Company's stockholders' equity.

Cash Flows -- The Company considers cash to be its only cash equivalent for purposes of presenting its Statement of Cash Flows.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2:  ACCOUNTS RECEIVABLE

At December 31, 1997 the Company has accrued receivables for oil and gas production from its Australian overriding royalty interests totalling $1,439. Collection of the accrued Australian production generally occurs during the quarter following the quarter of production. The cost basis of the receivable is believed to approximate its fair value. No allowance for bad debts has been established because the Company has not experienced any sugnificant inability to collect its receivables.


NOTE 3:  PREPAID EXPENSES

During 1997, the Company advanced $C5,000 to Dales, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia for services in connection with the formation of the Company and the initial public offering. As of December 31, 1997, this firm had billed the Company for $C910 in services related to the corporate formation. These fees were translated to $US635 and recorded as organization cost. The balance of the advance was translated to $US2,858 and reported as prepaid expense.


NOTE 4:  OIL AND GAS PROPERTIES

The Company acquired a package of overriding royalty interests comprising 1,005,142.8 net royalty acres under 28,572,609 gross surface acres in Australia's main onshore oil and gas producing basin in exchange for 4,000,000 shares of its common stock as described in NOTE 5 below. In addition to the acquisition cost, the Company incurred costs associated with preparation of assignments and registering chain of title transactions in Australia. Below is a summary of capitalized costs related to these oil and gas properties:

       Acquisition cost                              $ 300,000
       Assignment and transfer costs                     7,976
                                                     ---------
          Total                                        307,976
       Less accumulated depletion                       (1,230)
                                                     ---------
          Net Oil and Gas Properties                 $ 306,746
                                                     =========

Costs of royalty interests are amortized using the percentage method of depletion under which depletion is recorded at 15% of gross revenue. Depletion expense totaled $1,230 for 1997.


NOTE 5:  TRANSACTIONS WITH RELATED PARTIES

During 1997, the Company issued stock for the package of overriding royalty interests comprising 1,005,142.8 net royalty acres in Australia as described in NOTE 4 above. Since these properties were acquired from related parties (stockholders), they were recorded by the Company at the transferor's cost basis. On May 19, 1997, the Company acquired 60% of these interests from Ely Sakhai, John Saleimani and Mike Altamura (Sakhai group) for 2,400,000 shares of the Company's common stock. The Sakhai group had previously acquired these royalties from Australian Grazing and Pastoral Co., Pty. Ltd. (AGP) at a cost of $300,000. There was no affiliation between the Sakhai group and AGP. Therefore, this transaction established the cost basis of the Sakhai group. This in turn became the cost basis for recording the properties as received by the Company in exchange for its stock. On May 22, 1997, the Company acquired the remaining 40% of the overriding royalty package from AGP and International Oil Lease Service. (IOLS) for 1,600,000 shares of the Company's common stock. The cost basis of AGP and IOLS in these royalties is immaterial and incapable of reasonable, cost- effective estimation. As a result, this portion of the royalty package was recorded by the Company at a cost of zero ($0).

During 1997 the Company received cash totaling $12,800 from stockholders. These cash transfers were made as capital contributions to the Company and were recorded as additional paid-in capital.

In addition, the Company incurred costs and operating expenses during 1997 totaling $14,204 which were paid by a stockholder on its behalf. These payments were recorded as additional paid-in capital.


NOTE 5:  FOREIGN OPERATIONS

The Company operates primarily in Australia where all of its properties are presently located.. All revenues reported by the Company during 1997 were received from Australian oil and gas royalty interests. Depletion expense and Australian income taxes reported by the Company during 1997 are also related to the revenue received from the Australian royalties. The Company also incurred organization costs and personnel and office expenses in the United States. All of the U.S. costs and expenses were general and administrative in nature.


NOTE 6:  CONTINGENCY

The package of Australian overriding royalty interests acquired by the Company in 1997 includes a 1/8 of 1% interest in all production from the Patchawarra Southwest Block of PEL's 5 & 6. This overriding royalty comprises approximately 5,348 net royalty acres under 1,069,717 surface acres. The Patchawarra Southwest Block became productive in June, 1989 and has produced approximately $A67,119,716 in revenues from oil, gas and LPG since that time. This overriding royalty was first created in June, 1971 as a 1/4 of 1%
interest out of a 10% working interest.   Since that time, this interest has
been assigned to six different companies with the last assignee being Australian-Canadian Oil Royalties Ltd. During 1997, the Company determined that, due to the extensive time elapsing between assignments and the failure of some intermediate assignees to properly assign title, it will be necessary to engage in litigation in order to collect both past and future royalty payments. In addition to the legal costs incurred in this litigation, the Company will be required to pay the stamp duty, payable to the Australian government, for any previous assignment between parties which has not been paid.

The Company is working with legal counsel in Australia to undertake the necessary litigation to perfect its title in this royalty interest. The legal counsel has advised the Company that the expected cost of the litigation process will be in the range of $A25,000 in addition to any stamp duty which may be required. The required stamp duty will be based on the state's determination of value and will be required to be paid for each unregistered transfer in the chain of title. At this time no estimate of this cost can be made. Upon successfully clearing title to the property, the Company expects to collect approximately $A42,000 in royalties on previous production.


NOTE 7:  CONCENTRATION OF RISK

The productive assets of the Company are all presently located in Australia.

                 SUPPLEMENTARY DATA - RESERVES O  OIL AND GAS
                              December 31, 1997


Reserves of oil and gas - Royalty Interests (unaudited)

The quantities of proved reserves of oil and gas relating to royalty interests are not presented because the necessary information is not available or the Company's interests are not large enough to economically obtain this information. The Company's share of oil and gas produced from these interests is presented in the following schedule:

                                                             Australia
                                                                Oil
                                                              (bbls.)
    For the year ended:
        December 31, 1997                                      1,119


                Results of Operations for Producing Activities
                     for the Year Ended December 31, 1997

                                                            Australia
    Sales of oil and gas                                    $  8,201

    Production costs (including taxes)                            -
    Acquisition & exploration costs                               -
    Depletion                                                  1,230
                                                            --------
                                                               1,230
                                                            --------
    Results of operations from producing activities
    (excluding corporate overhead                           $  6,971
                                                            ========

        Capitalized Costs Relating to Oil and Gas Producing Activities

                                                            Australia
    Unproved properties (not being amortized)              $ 184,404
    Proved properties (being amortized)                      123,572
    Unevaluated proved properties                                 -
                                                           ---------
    Total Capitalized Costs                                  307,976
    Accumulated Depletion                                     (1,230)
                                                           ---------
        Net Capitalized Costs                              $ 306,746
                                                           =========

Costs Incurred in Oil and Gas Property Acquisition, Exploration and
Development

                                                           Australia
    Property acquisition costs:
      Proved                                               $ 123,572
      Unproved                                         `     184,404
    Exploration costs                                             -
    Development costs                                             -
                                                           ---------
       Total                                               $ 307,976
                                                           =========

                                   PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit 1 - Articles of Incorporation
Exhibit 2 - Form F-X
Exhibit 27 - Financial Data Schedules for EDGAR


                                  SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                          AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.



Date:   May 8, 1998          /s/ ELY SAKHAI
                          Ely Sakhai, President and Director


                             /s/ ROBERT KAMON
Date:   May 8, 1998        Robert Kamon, Secretary and Director